Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Robert R. Hill Jr.
2(b) Relationship to Issuer
CEO
2(c) Address Street
934 Hampton Hill Road Columbia, SC 29209
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through
whom the sec are to be offered/each market maker who is acquiring the securities MG TRUST, 717 17th STREET, SUITE 300 DENVER, CO 80202
LPL FINANCIAL, 4707 EXECUTIVE DRIVE, SAN DIEGO, CA 92121-3091
3(c) Number of share or other units to be sold
3,100
400
3(d)Aggregate Market Value
$223,200.00
$28,800.00
3(e) Number of shares or other units outstanding
24,184,578
3(f) Approximate Date of Sale
6/8/2015
6/8/2015
3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
Various dates from 1/1/97 through 12/31/13

6/28/10

Nature of Acquisition Transaction

Purchases through employer 401k plan

Puchase
Name of Person from Whom Acquired:
South State Corporation

South State Corporation
Amount of Securities Acquired:
3,100

400
Date of Payment:
1Various dates from 1/1/97 through 12/31/13

6/28/10
Nature of Payment:
Cash, withholdings from employee comp as participant in 401k plan.

Cash

Table II  Securities sold during past 3 months:
N/A